UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Except as otherwise setforth below, this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-253601, 333-237541 and 333-230452) and Form F-3 (Registration Number 333-237542) of Stealth BioTherapeutics Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement

On May 17, 2021, Stealth Biotherapeutics Corp (the “Company”) entered into an Amendment to the Development Funding Agreement (the “Amendment”) with Morningside Venture (I) Investments Limited (“Morningside”). Under the Amendment, Morningside has agreed to pay to the Company additional funding as contemplated by the existing Development Funding Agreement dated as of October 30, 2020 of (i) $8 million within five business days of May 17, 2021, (ii) $11 million on or about October 1, 2021 and (iii) $11 million on or about December 1, 2021. The Company is required to issue a warrant to Morningside under the Development Funding Agreement in connection with each such additional funding. Each warrant has a term of three years and is issuable for the number of ordinary shares of the Company (“Ordinary Shares”) equal to the quotient of 30% of the amount of the funding divided by the applicable exercise price, which is equal to 115% of the implied price of the Company’s Ordinary Shares on the date of issuance of the warrant based upon the closing price of the Company’s American Depository Shares as listed on the Nasdaq Global Market. The Company issued a warrant to Morningside exercisable for 18,461,538 Ordinary Shares at an exercise price of $0.13 in connection with the May 2021 payment to the Company.

The foregoing description of the warrant is qualified in its entirety by reference to the full text of the form of warrant, a copy of which is attached hereto as Exhibit 10.1 which is incorporated herein by reference.

Earnings Release

On August 5, 2021, the Company issued a press release announcing its unaudited financial results for the three months ended June 30, 2021, and operational progress. The press release issued by the Company in connection therewith is attached hereto as Exhibit 99.1. The information in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, nor shall be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description

10.1	Form of Warrant
99.1	Press release issued by the Company on August 5, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: August 5, 2021

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